Exhibit 99.1

Baozun Announces First Quarter 2017 Unaudited Financial Results

SHANGHAI, CHINA – May 16, 2017 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

●	Total net revenues were RMB804.9 million (US$[1]116.9 million), an increase of 20.5% year-over-year.

●	Net income attributable to Baozun ordinary shareholders was RMB10.6 million (US$1.5 million), an increase of 157.4% year-over-year.

●	Non-GAAP net income attributable to Baozun ordinary shareholders[2] was RMB28.9 million (US$4.2 million), an increase of 104.0% year-over-year.

●	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[3]”) were RMB0.20 (US$0.03) and RMB0.18 (US$0.03), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.09 for the same period of 2016.

●	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB0.54 (US$0.08) and RMB0.50 (US$0.07), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.29 and RMB0.27, respectively, for the same period of 2016.

First Quarter 2017 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[4] was RMB2,974.4 million, an increase of 60.5% year-over-year.

●	Distribution GMV[5] was RMB580.1 million, an increase of 7.2% year-over-year.

●	Non-distribution GMV[6] was RMB2,394.3 million, an increase of 82.5% year-over-year.

●	Number of brand partners increased to 136 as of March 31, 2017, from 116 as of March 31, 2016.

●	Number of GMV brand partners increased to 125 as of March 31, 2017, from 98 as of March 31, 2016.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.
[2]	Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses.
[3]	Each ADS represents three Class A ordinary shares.
[4]	GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
[5]	Distribution GMV refers to the GMV under the distribution business model.
[6]	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“Our business continued to gain growth momentum with another strong quarter,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “On May 11, 2017, we held the second Global Brand E-commerce Summit in Shanghai with more than five hundred participants in attendance to discuss the future of the brand e-commerce industry. The theme of this year’s conference was Bounded but Boundless Omni-marketing. We remain committed to finding more innovative ways to provide our brand partners with best-in-class e-commerce solutions to further reinforce our market leading position.

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We are pleased to deliver another strong quarter of growth with GMV increasing by 60.5% year-over-year. We also saw our margins significantly improve along with non-GAAP net income which more than doubled when compared to the same period last year. We began migrating a portion of our media-related services business towards a more asset-light model during this quarter, which is expected to decrease risk and increase our working capital efficiency.”

First Quarter 2017 Financial Results

Total net revenues were RMB804.9 million (US$116.9 million), an increase of 20.5% from RMB668.2 million in the same quarter of last year.

Product sales revenue was RMB498.0 million (US$72.3 million), an increase of 6.9% from RMB465.7 million in the same quarter of last year.

Services revenue was RMB306.9 million (US$44.6 million), an increase of 51.6% from RMB202.5 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment and service fee model businesses, and in particular, growth in sales of apparel products sold by existing brand partners as they expand their online presence.

Total operating expenses were RMB789.5 million (US$114.7 million), compared with RMB664.2 million in the same quarter of last year.

●	Cost of products was RMB439.1 million (US$63.8 million), compared with RMB410.8 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales from the Company’s core brand e-commerce business.

●	Fulfillment expenses were RMB132.4 million (US$19.2 million), compared with RMB93.0 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the Company’s consignment business, percentage of total orders fulfilled by a premium delivery service provider, and warehouse rental expenses.

●	Sales and marketing expenses were RMB162.5 million (US$23.6 million), compared with RMB119.4 million in the same quarter of last year. The increase was primarily due to increases in store operation staff and promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB28.8 million (US$4.2 million), compared with RMB21.2 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff, share-based compensation expense and project-based variable technological expenses from brand stores.

●	General and administrative expenses were RMB27.2 million (US$4.0 million), compared with RMB20.3 million in the same quarter of last year. The increase was primarily due to increases in administrative staff cost and share-based compensation expense.

Income from operations was RMB15.3 million (US$2.2 million), compared with RMB4.0 million in the same quarter of last year. Operating margin was 1.9%, compared with 0.6% in the same quarter of last year.

Non-GAAP income from operations7 was RMB33.6 million (US$4.9 million), compared with RMB14.0 million in the same quarter of last year. Non-GAAP operating margin was 4.2%, compared with 2.1% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB10.6 million (US$1.5 million), an increase of 157.4% from the same quarter of last year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB0.20 (US$0.03) and RMB0.18 (US$0.03), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.09 in the same period of 2016.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB28.9 million (US$4.2 million), an increase of 104.0% from the same quarter last year. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS8 were RMB0.54 (US$0.08) and RMB0.50 (US$0.07), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.29 and RMB0.27, respectively, in the same period of 2016.

As of March 31, 2017, the Company had RMB877.0 million (US$127.4 million) in cash, cash equivalents and short-term investment, a decrease from RMB957.3 million as of December 31, 2016 primarily due to investment in logistics space.

Business Outlook

For the second quarter of 2017, the Company expects total net revenues to be between RMB870 million and RMB890 million, representing year-over-year growth of approximately 24% to 27%.

[7]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[8]	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Tuesday, May 16, 2017 (9:00 a.m. Beijing time on Wednesday, May 17, 2017).

Dial-in numbers for the live conference call are as follows:

International:	+852 5808 3202
U.S. Toll Free	+1 631-514-2526
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927

Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, May 23, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868

Passcode: 8208293

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to net income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to Baozun ordinary shareholders and net income (loss) attributable to Baozun ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	917,319	625,863	90,926
Restricted cash	50,832	15,390	2,236
Short-term investment	40,000	251,150	36,487
Accounts receivable, net	624,817	521,991	75,836
Inventories	312,071	293,104	42,583
Advances to suppliers	75,727	69,655	10,120
Prepayments and other current assets	108,495	97,092	14,106
Amounts due from related parties	38,772	49,039	7,124
Total current assets	2,168,033	1,923,284	279,418

Non-current assets
Investments in equity investees	33,443	32,913	4,782
Property and equipment, net	100,892	105,647	15,349
Intangible assets, net	26,984	29,009	4,214
Other non-current assets	26,581	93,744	13,619
Deferred tax assets	12,332	12,456	1,810
Total non-current assets	200,232	273,769	39,774

Total assets	2,368,265	2,197,053	319,192

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands, except for share and per share data)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	526,461	457,267	66,432
Notes payable	115,140	-	-
Income tax payables	15,811	23,109	3,357
Accrued expenses and other current liabilities	138,841	119,445	17,354
Total current liabilities	796,253	599,821	87,143
Total liabilities	796,253	599,821	87,143

Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 146,666,712 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	92	92	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,781,538	258,824
Accumulated deficit	(233,866)	(223,261)	(32,435)
Accumulated other comprehensive income	44,348	38,855	5,645

Total shareholders' equity	1,572,012	1,597,232	232,049

Total liabilities and shareholders' equity	2,368,265	2,197,053	319,192

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2016	2017
	RMB	RMB	US$

Net revenues
Product sales	465,669	497,950	72,343
Services	202,519	306,921	44,590
Total net revenues	668,188	804,871	116,933

Operating expenses (1)
Cost of products	(410,805)	(439,085)	(63,791)
Fulfillment	(92,969)	(132,437)	(19,241)
Sales and marketing	(119,443)	(162,468)	(23,604)
Technology and content	(21,160)	(28,763)	(4,179)
General and administrative	(20,328)	(27,243)	(3,957)
Other operating income, net	520	468	68
Total operating expenses	(664,185)	(789,528)	(114,704)
Income from operations	4,003	15,343	2,229
Other income (expenses)
Interest income	2,803	3,132	455
Interest expense	-	(15)	(2)
Exchange gain (loss)	79	(151)	(22)
Income before income tax	6,885	18,309	2,660
Income tax expense	(2,765)	(7,174)	(1,042)
Share of loss in equity method investment, net of tax of nil	-	(530)	(77)
Net income attributable to ordinary shareholders of Baozun Inc.	4,120	10,605	1,541

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.03	0.07	0.01
Diluted	0.03	0.06	0.01
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.09	0.20	0.03
Diluted	0.09	0.18	0.03
Weighted average shares used in calculating net income per ordinary share
Basic	148,876,209	159,516,894	159,516,894
Diluted	159,274,427	174,776,404	174,776,404

Net income attributable to ordinary shareholders of Baozun Inc.	4,120	10,605	1,541
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(1,547)	(5,493)	(798)
Comprehensive income	2,573	5,112	743

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2016	2017
	RMB	RMB	US$

Fulfillment	462	738	107
Sales and marketing	4,340	5,246	762
Technology and content	1,848	5,379	781
General and administrative	3,377	6,886	1,000
	10,027	18,249	2,650

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2016	2017
	RMB	RMB	US$

Income from operations	4,003	15,343	2,229
Add: Share-based compensation expenses	10,027	18,249	2,650
Non-GAAP income from operations	14,030	33,592	4,879

Net income attributable to ordinary shareholders of Baozun Inc.	4,120	10,605	1,541
Add: Share-based compensation expenses	10,027	18,249	2,650
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	14,147	28,854	4,191

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.29	0.54	0.08
Diluted	0.27	0.50	0.07
Weighted average shares used in calculating net income per ordinary share
Basic	148,876,209	159,516,894	159,516,894
Diluted	159,274,427	174,776,404	174,776,404